

cybersecurity on-demand

THE FUTURE OF CYBER SERVICES

Cyber Pop-up helps businesses get secure through an on-demand cybersecurity platform powered by vetted, highly skilled freelancers. Our first-in-kind expert subscription offering is flexible, trustworthy, and affordable for businesses of all sizes.

The Cyber Pop-up model also does good in the world by removing barriers to entry in cybersecurity for minorities and forging an intentionally diverse global pipeline for the future.









Problem

60% of small and medium-sized businesses (SMBs) who experience a data breach shut down as a result. These companies need cyber expertise, yet 76% of companies struggle to find cyber experts. To solve the problem, some opt for generic freelancer platforms like Upwork, which offer great flexibility but are not built for the sensitive nature of cyber projects. On the other hand, traditional consulting firms are often too expensive and slow for SMBs.

Market Size

There are 30 million small and medium sized businesses (SMB's) in the U.S. We focus on 1 million who are large enough to afford a tech team, but don't have an in-house cyber expert.

SMB's spend $55B on cybersecurity globally. The industry is expected to grow at a CAGR of 11% through 2028 to hit $115B. We focus on the U.S. services market which sits at $14B today and will reach $30B by 2028.

About Founder & CEO

The startup is led by trailblazing cyber expert, Dr. Christine Izuakor. She earned a Ph.D in Security Engineering, becoming the youngest student and first African American woman to do so. Izuakor has a decade of Fortune 100 experience in cybersecurity . She's been featured in the Business Crain's Tech 50 List, Crains 20 in their 20s List, The Wall Street Journal, Cheddar News, and more.

What have we accomplished so far?

We've completed $180k in projects with organizations like Paltalk, Netalytics, and Dow Jones. We recently discovered our repeatable customer acquisition growth hack and have unlocked a pipeline of 4,000+ potential customers to start. Our progress and innovative approach have garnered support from Google, SAP, and Verizon/Techrise.








100%

Project success rate to date

Funding Round Details









We're raising $2M to invest in technology development (including data analytics, artificial intelligence, and SaaS security integrations) and grow the team needed to reach our next milestone of onboarding our first partner.

We're looking for bold investors who have a passion for making a difference through capital and more. We especially appreciate support around talent acquisition, strategic growth hacking, product development, and scaling company culture.

Everyday we live by our core values of excellence, authenticity, resilience, curiosity, love, and gratitude. This is critical to our success and we seek investors and partners who have similar values.

We're led by the most underestimated founder you'll probably ever meet and that's the very reason why people bet on us. She states, "As a Black woman in tech, I work 10x as hard to ensure that anyone who takes a chance on me...leaves proud. From Fortune 100 C-level execs to leaders in academia, many can attest to this throughout my career." - Dr. Izuakor

JOIN US IN OUR MISSION TO SECURE THE WORLD,
ONE POP-UP PROJECT AT A TIME.
CHRISTINE@CYBERPOPUP.COM